JONES DAY

NORTH POINT  •  901 LAKESIDE AVENUE  •  CLEVELAND, OHIO  44114-1190

TELEPHONE: (216) 586-3939  •  FACSIMILE: (216) 579-0212

March 23, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC  20549

Attention:	John Reynolds, Assistant Director
Pamela Howell
Damon Colbert

Re:	Cintas Corporation
Form 10-K for the fiscal year ended May 31, 2010
File No. 001-113999

Ladies and Gentlemen:

Pursuant to my conversation with Damon Colbert on March 22, 2011, on behalf of our client, Cintas Corporation (the “Company”), we are submitting this letter in connection with the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 7, 2011 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended May 31, 2010.

In the Comment Letter, the Staff commented that the Company had not included in their entirety all of the exhibits and/or schedules to Exhibits 10.1, 10.3 and 10.5 to its Current Report on Form 8-K filed with the Commission on October 1, 2010 (the “Form 8-K”).  In its response letter to the Comment Letter, the Company indicated that it would refile Exhibits 10.1, 10.3 and 10.5 to the Form 8-K as exhibits to its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011 (the “Form 10-Q”).  Upon further review, as discussed with Mr. Colbert, no exhibits and/or schedules were omitted from Exhibit 10.3 as originally filed with the Form 8-K.  Accordingly, the Company will only refile Exhibits 10.1 and 10.5 to the Form 8-K as exhibits to its Form 10-Q.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 586-7103.

Sincerely,

/s/ Michael J. Solecki

Michael J. Solecki

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